Exhibit 99.1

Kingsoft Cloud to Hold an Extraordinary General Meeting on December 29, 2022

November 25, 2022

BEIJING, November 25, 2022 (GLOBE NEWSWIRE) — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced that it will convene an Extraordinary General Meeting of the Company (“EGM”) at 10:00 a.m. on December 29, 2022, Beijing Time, to consider and vote on the resolutions set out in the notice of EGM. The notice of the EGM and the proxy form are attached as Exhibits 99.2 and 99.3, respectively, to the Current Report on Form 6-K furnished by the Company to the Securities and Exchange Commission today. The notice of the EGM and the proxy form for the EGM are also posted to the Company’s website at http://ir.ksyun.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

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